FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of June, 2004

GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG showcases seabed seismic solution

Paris, June 3rd , 2004

Compagnie Generale de Geophysique (ISIN: FR0000120164; NYSE:GGY), CGG Services announced that it has successfully completed a deepwater seabed seismic acquisition project in the Gulf of Mexico. The project was designed to showcase CGG Services’ autonomous node solution for field development seismic. Autonomous nodes were deployed along the Sigsbee Escarpment in a variety of conditions and in water depths ranging over 2000m to demonstrate the effectiveness, flexibility and data quality of CGG’s seabed solution.

Jonathan Miller, C.E.O. of CGG Americas stated: “The addition of an integrated autonomous node seabed solution to CGG Services’ seabed cable solutions allows us unprecedented flexibility in customizing solutions to our clients’ needs. Our integrated seabed offerings build on CGG’s strengths in management of complex, multidisciplinary acquisition projects and on our leadership in multicomponent and wave equation processing. We are excited to offer new solutions which will bring dramatic improvements in quality and reliability of seismic data at a time when our clients require improved imaging and reservoir characterization for subsalt field development and critical production decisions.”

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

The Compagnie Generale de Geophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

For further information, please contact :

Christophe BARNINI	+ 33 1 64 47 38 10 (cbarnini@cgg.com)
Jonathan MILLER	+ 1 281 646 2552 (jmiller@cgg.com)
www.cgg.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 – Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date : June 3rd 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /